August 3, 2012

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:    Bloomin’ Brands, Inc.

          Registration Statement on Form S-1 (SEC File No. 333-180615)

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of Bloomin’ Brands, Inc. that the effective date of the Registration Statement be accelerated so that it will be declared effective at 4:00 p.m., Eastern time, on August 7, 2012 or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, please be advised that we have distributed approximately 12,000 copies of the Preliminary Prospectus dated July 25, 2012 (the “Preliminary Prospectus”) through the date hereof, to underwriters, dealers, institutions and others.

In connection with the Preliminary Prospectus distribution for the above-reference issue, the prospective underwriters have confirmed that they are complying with the 48-hour requirement as promulgated by Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

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Very truly yours,

MERRILL LYNCH, PIERCE, FENNER & SMITH

                             INCORPORATED

MORGAN STANLEY & CO. LLC

J.P. MORGAN SECURITIES LLC

    As Representatives

By:	MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By:	/s/ Palma Mazzolla
	Name:	Palma Mazzolla
	Title:	Director

By: MORGAN STANLEY & CO. LLC

By:	/s/ Kenneth G. Pott
	Name:	Kenneth G. Pott
	Title:	Managing Director

By: J.P. MORGAN SECURITIES LLC

By:	/s/ Jill M. Woodworth
	Name:	Jill M. Woodworth
	Title:	Managing Director